FRANKLIN TEMPLETON

One Franklin Parkway
San Mateo, CA 94403-1906
tel. (650) 312-2000
investors.franklintempleton.com

**Contact:** Franklin Resources, Inc.

**FOR IMMEDIATE RELEASE**

**Media Relations:** Media Relations: Beverly Khoo (929) 773 4670, beverly.khoo@franklintempleton.com

# Franklin Templeton Expands Its Digital Asset ETP Suite With Launch of Franklin Solana ETF (SOEZ)

*SOEZ provides institutional access to one of the fastest growing blockchain networks through a regulated, transparent ETF structure*

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SAN MATEO, CA, December 3, 2025 – Franklin Templeton, a global investment leader with more than $1.6 trillion in assets under management, today announced the launch of Franklin Solana ETF (NYSE Arca: SOEZ) (the "Fund"), an exchange traded product (ETP) designed to provide investors with exposure to the price movements of Solana (SOL), the native token of one of the most active and scalable blockchain networks. SOEZ seeks to reflect generally the performance of the price of Solana and the rewards from staking as much of the Fund's Solana as is practicable (up to 100%), before payment of the Fund's expenses and liabilities. The Fund receives staking rewards in the form of Solana tokens (SOL), which may be treated as income. Staking Solana on the network may also enhance network security and stability. The Fund's SOL cash value is calculated by valuing the SOL held by the Fund based on the CME CF Solana-Dollar Reference Rate, New York Variant. SOEZ is listed on NYSE Arca.

"As blockchain networks evolve, investors want access to the ones driving real activity," said David Mann, Head of ETF Product and Capital Markets at Franklin Templeton. "SOEZ offers exposure to Solana, a network that has seen significant adoption, and delivers it through a transparent ETP structure that fits seamlessly into existing investment workflows."

Launched in 2020, Solana is a high performance blockchain designed to power smart contract applications across payments, decentralized finance (DeFi), and digital asset tokenization. It combines Proof of Stake (PoS) with a proprietary Proof of History (PoH) mechanism, a cryptographic clock that sequences transactions efficiently and enables very high throughput and low latency. In practice, Solana can process tens of thousands of transactions per second at a low cost.

Solana's low-cost and high-speed infrastructure has made it a preferred network for developers building decentralized apps, gaming platforms, and on-chain financial services. Its relatively low correlation to traditional asset classes, combined with rapid adoption, has positioned Solana as a differentiated exposure within the broader digital asset market.

SOEZ is structured as a grantor trust that holds Solana and cash. Coinbase Custody Trust Company, LLC serves as Solana custodian. Bank of New York (BNY) acts as administrator, transfer agent, and cash custodian.

"Solana is becoming a core layer of the digital economy," said Roger Bayston, Head of Digital Assets at Franklin Templeton. "Its speed and efficiency support activity that ranges from tokenized assets to next generation financial applications, and that momentum continues to attract both developers and institutions. SOEZ provides investors a regulated and transparent way to participate in a network that is shaping how digital infrastructure could operate in the years ahead."

SOEZ joins Franklin Templeton's U.S. digital asset ETP lineup, which includes the recently launched Franklin XRP ETF (XRPZ), as well as Franklin Crypto Index ETF (EZPZ), Franklin Bitcoin ETF (EZBC), and Franklin Ethereum ETF (EZET).

For more information, please visit Franklin Templeton ETFs and ETPs.

**About Franklin Templeton**
Franklin Resources, Inc. (NYSE: BEN) is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton's mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the Company offers specialization on a global scale, bringing extensive capabilities in equity, fixed income, alternatives and multi-asset solutions. With more than 1,600 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and $1.69 trillion in AUM as of October 31, 2025. The Company posts information that may be significant for investors in the Investor Relations and News Center sections of its website, and encourages investors to consult those sections regularly. For more information, please visit investors.franklinresources.com.

This is **not a direct investment in SOL**, but rather, an exchange-traded product that invests in SOL.

**All investments involve risks, including possible loss of principal.** Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

**The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act.** The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

**The Fund holds only SOL and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.**

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the SOL held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's shares relates directly to the value of SOL, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of SOL, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

**Competitive pressures** may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

**Digital assets represent a new and rapidly evolving industry**, and the value of the Fund's Shares depends on the acceptance of SOL. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider SOL market, the value of SOL and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

**Digital asset markets in the U.S. exist in a state of regulatory uncertainty**, and adverse legislative or regulatory developments could significantly harm the value of SOL or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of SOL, validation activity, digital wallets, the provision of services related to trading and custodying SOL, the operation of the Solana network, or the Digital Asset markets generally.

**The price used to calculate the value of the Fund's SOL (the CME CF Solana-Dollar Reference Rate - New York Variant for the Solana - U.S. Dollar trading pair) has a limited performance history and may be volatile**, adversely affecting the value of the Shares. Moreover, the index could experience system failures or errors. Errors in the index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Solana blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than SOL and cash.

Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

**The Fund is a passive investment vehicle and is not actively managed**, meaning it does not manage its portfolio to sell SOL at times when its price is high, or acquire SOL at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from SOL price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

**The amount of SOL represented by each Share will decrease over the life of the Fund** due to the sales of SOL necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of SOL sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

**Security threats** to the Fund's account at the SOL Custodian or Prime Broker or the Staking provider could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of SOL may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

**Distributions of Staking Rewards may fluctuate** and are not guaranteed. **Staking** activity comes with a risk of loss of Solana tokens, including in the form of "slashing" penalties. Additionally, as part of the "activating" and "deactivating" or "cooling down" processes of Solana staking, any staked Solana tokens will be inaccessible for a period of time determined by a range of factors, resulting in certain liquidity risks. These risks will be managed pursuant to a liquidity policy designed to address the risk that the Fund could not meet redemption requests without significant dilution of the remaining shareholders. This policy is available on the Fund's website.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

*Franklin Distributors, LLC. Member FINRA, SIPC. Marketing agent for the Franklin Solana ETF.*

NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.